Sally A. Kay T: +1 650 843 5582 skay@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Portola Pharmaceuticals, Inc. under 17 C.F.R. §200.83

in connection with Registration Statement

on Form S-1 filed April 12, 2013

(File No. 333-187901)

PTLA-0001

April 19, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Portola Pharmaceuticals, Inc.

    Registration Statement on Form S-1

    File No. 333-187901

Dear Mr. Riedler:

On behalf of Portola Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated January 17, 2013 (the “Comment Letter”) regarding the draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on December 21, 2012 and, as subsequently revised, was filed with the Commission on April 12, 2013 (the “Registration Statement”). In this letter, we are responding only to comment number 3 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Sally A. Kay, the responsible representative, is c/o Cooley LLP, 3175 Hanover Street, Palo Alto, California 94304-1130, telephone number (650) 843-5582.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Portola Pharmaceuticals, Inc. under 17 C.F.R. §200.83

in connection with Registration Statement

on Form S-1 filed April 12, 2013

(File No. 333-187901)

PTLA-0002

April 19, 2013

Page Two

Staff Comments and Company Responses

Comment:

3.

Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

Response:

Anticipated Price Range:

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company, based in part on information provided by its underwriters, currently estimates that the anticipated offering prices to be included on the cover of the Company’s preliminary prospectus, if issued, would be in the range of $[*] to $[*] per share. Please note that the foregoing per-share amounts do not reflect the impact of an anticipated reverse stock split that the Company plans to effect immediately prior to the closing of the offering. We acknowledge that the foregoing range exceeds 20%, and we advise the Staff that the actual price range to be included on the cover of the preliminary prospectus will be no greater than 20% (or $2, if the maximum price is $10 or less).

Importantly, the above-described price range is based on the assumption that, prior to issuance of the preliminary prospectus, the Company will receive preliminary interim data from the ongoing Phase 2 proof-of-concept study of its antidote compound, PRT4445, and that these data will be sufficiently promising to support a favorable view of the study by prospective investors. These preliminary interim data are presently expected to be made available to the Company on or about May 3, 2013. The underwriters have indicated that the Company’s ability to achieve an IPO valuation that meets the board of directors’ minimum expectations is dependent upon inclusion in the preliminary prospectus of disclosure about the preliminary interim data that is well received by investors. Accordingly, the IPO may be delayed or aborted if the preliminary interim data are either delayed or not deemed satisfactory for this purpose.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Portola Pharmaceuticals, Inc. under 17 C.F.R. §200.83

in connection with Registration Statement

on Form S-1 filed April 12, 2013

(File No. 333-187901)

PTLA-0003

April 19, 2013

Page Three

Anticipated and Recent Stock Option Grants:

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the estimated fair value of common stock in connection with recent stock option grants, the Company has authorized us to provide the information set forth below.

General. As described in the Registration Statement, the Company’s board of directors, with the assistance of management and, in some cases, an independent third-party valuation consultant, determined the estimated fair value of the Company’s common stock as of each stock option grant date. Option grants are based on the estimated fair value of the common stock on the date of grant, which the board of directors determines in good faith by taking into account several objective and subjective factors described on pages 70-75 of the Registration Statement. The board of directors establishes option exercise prices that are intended to be no less than the estimated fair value of the Company’s common stock as determined in good faith by the board of directors.

Anticipated Stock Option Grants. The Company anticipates granting stock options to newly-hired employees, none of whom is an executive officer, prior to the filing of an amended Registration Statement containing a preliminary prospectus reflecting the estimated price range. In connection with the determination of the exercise price of these stock options by the board of directors, the Company has requested a contemporaneous independent valuation of its common stock as of March 31, 2013. This valuation will employ the same methodology as the independent valuation as of December 31, 2012 but will be based on updated underlying data. Since the board of directors has not acted on these grants, we are unable to state what the exercise price of the stock options will be. However, we can advise you that, in view of the expected proximity of these option grants to the IPO, for financial accounting purposes the Company intends to deem the common stock underlying these options to have a fair value equal to the low end of the price range set forth on the cover of the preliminary prospectus.

Transmitted with this letter are certain pages from the Registration Statement that have been revised to reflect the disclosure the Company would anticipate including in the preliminary prospectus with respect to the anticipated stock option grants. Please note that the attached pages have not been revised to reflect the anticipated inclusion in the preliminary prospectus of financial statements for the three months ended March 31, 2013 or any other revisions that may be necessary or advisable for other reasons.

Recent Stock Option Grants. The only stock options granted by the Company since the initial confidential submission to the SEC of the draft Registration Statement on December 21, 2012 were approved by the board of directors on February 27, 2013. As described in the Registration Statement, the board of directors determined the estimated fair value of the Company’s common stock to be $0.98 per share as of February 27, 2013, which was consistent with the conclusion of the December 31, 2012 contemporaneous independent valuation of the common stock. Although the Company continued to make progress in its preclinical and clinical product portfolio in early 2013, its programs did not yield any

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Portola Pharmaceuticals, Inc. under 17 C.F.R. §200.83

in connection with Registration Statement

on Form S-1 filed April 12, 2013

(File No. 333-187901)

PTLA-0004

April 19, 2013

Page Four

clinical data or other important results during this period. The board of directors did not consider the Company’s clinical progress, or any other internal or external developments, sufficiently significant to indicate that the fair value of the common stock had increased from the December 31, 2012 valuation date.

The December 31, 2012 valuation used a risk-adjusted discount rate of 17% and a time to liquidity event of 0.92 years. The combination of these factors had the effect of reducing the estimated value of the common stock in the IPO scenario from a future value of $1.35 per share to a present value of $1.17 per share. The estimated present values of the common stock in the other PWERM scenarios were as follows: sale of the company, $1.33 per share; remaining a private company, $0.98 per share; and liquidation, $0 per share. PWERM probabilities were as follows: IPO in the range of 35% to 45%, sale of the company in the range of 10% to 15%, remaining private in the range of 40% to 45% and liquidation in the range of 0% to 10%.

The estimated fair value of the common stock as of February 27, 2013 represents [*]% of the low end of the estimated price range set forth above. The Company respectfully submits that the increase in fair value from February 27, 2013 to the anticipated completion of the IPO approximately three months later is reasonable for the following reasons:

—

The estimated IPO price range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of February 27, 2013 represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair value as of February 27, 2013 and the estimated IPO price range. For example, as noted above with respect to the independent valuation on which the board of directors relied in February 2013, the mere application of a reasonable discount rate to the projected period of illiquidity of the common stock resulted in the estimated fair value of the common stock at the valuation date being only 86.6% of the estimated future value in the IPO scenario.

—

As noted above, the estimated price range is based on the assumption that the Company will receive satisfactory preliminary interim data from the ongoing Phase 2 proof-of-concept study of PRT4445. These data will be made available to the Company on or about May 3, 2013 at the earliest, and there is no assurance that the data will be satisfactory. This key contingency significantly reduces the probability of an IPO and is one reason the probability of an IPO was estimated to be only 35%-45% in connection with the valuation as of December 31, 2012. (In contrast, the estimated IPO price range assumes, by definition, a 100% probability of an IPO.) Given the relative projected common stock values assigned to the four scenarios considered by the PWERM valuation model, this reduced IPO probability has a significant negative effect on the weighted average value per share of the common stock for as long as the contingency exists.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Portola Pharmaceuticals, Inc. under 17 C.F.R. §200.83

in connection with Registration Statement

on Form S-1 filed April 12, 2013

(File No. 333-187901)

PTLA-0005

April 19, 2013

Page Five

—

The estimated price range also reflects the achievement of a meaningful milestone in the APEX clinical study in March 2013, when the independent data monitoring committee for the study met for the first time since the study’s inception to review interim safety data from the study and did not raise any issues regarding the study’s continuation. This committee meeting represented a significant contingency that could have upset the Company’s IPO plans had the committee raised any concerns. The contingency negatively impacted the probability of an IPO and therefore contributed to the reduction in the estimated fair value of the common stock at the time of the February 27, 2013 option grants.

—

The estimated price range reflects a significant improvement in the relevant market environment since February 27, 2013. This is evidenced by, among other things, the more than 12% increase in the value of the NASDAQ Biotechnology Index in the seven weeks since February 27, 2013 and the favorable performance of the stocks of several biotechnology companies that have launched IPOs in 2013, most recently Chimerix, Inc., which came to market in April 2013 and has been very favorably received by investors.

The factors described above are summarized in the accompanying draft disclosure that the Company anticipates including in the preliminary prospectus when it amends the Registration Statement to set forth the estimated price range.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Understandings:

The Company has authorized us to advise the Staff that it hereby acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Portola Pharmaceuticals, Inc. under 17 C.F.R. §200.83

in connection with Registration Statement

on Form S-1 filed April 12, 2013

(File No. 333-187901)

PTLA-0006

April 19, 2013

Page Six

We appreciate the Staff’s comments and request the Staff contact the undersigned at 650-843-5582 or 650-849-7400 with any questions or comments regarding this letter.

Sincerely,

Cooley LLP

/s/ Sally A. Kay

Sally A. Kay

Enclosures

cc:	Kenneth L. Guernsey, Cooley LLP

William Lis, Portola Pharmaceuticals, Inc.

Mardi Dier, Portola Pharmaceuticals, Inc.

Christian W. Nolet, Ernst & Young LLP

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Estimated fair value of convertible preferred stock warrants

Freestanding warrants for the purchase of convertible preferred stock that is either subject to a put right or redeemable are classified as liabilities on the balance sheet at their estimated fair value. At the end of each reporting period, changes in estimated fair value during the period are recorded in interest and other income, net. We will continue to adjust the carrying value of these warrants until the earlier of the exercise of the warrants or the completion of a liquidity event, including the completion of an initial public offering, or IPO, at which time the liabilities will be reclassified to stockholders’ deficit.

We estimate the fair values of the convertible preferred stock warrants using the Black-Scholes option-pricing model based on inputs as of the valuation measurement dates for the estimated fair value of the underlying convertible preferred stock, the remaining contractual terms of the warrants, risk-free interest rates, expected dividend rates and the estimated volatility of the price of the convertible preferred stock.

Stock-based compensation

Stock-based compensation cost is measured at the date of grant, based on the estimated fair value of the award and recognized as an expense over the employee’s requisite service period on a straight-line basis. We recorded non-cash stock-based compensation expense of $1.9 million, $2.4 million, and $2.8 million for the years ended December 31, 2010, 2011 and 2012, respectively. At December 31, 2012, we had $5.4 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, related to stock option grants that will be recognized over a weighted-average period of 2.7 years. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Significant factors, assumptions and methodologies used in determining the estimated fair value of our common stock

Our board of directors, with the assistance of management and, in some cases, an independent third-party valuation consultant, determined the estimated fair value of our common stock as of March 23, 2011, July 13, 2011, September 22, 2011, December 15, 2011, March 8, 2012, July 18, 2012, September 25, 2012, December 13, 2012, February 27, 2013 and April [    ], 2013. Option grants are based on the estimated fair value of our common stock on the date of grant, which is determined by taking into account several factors, including the following:

•	important developments in our operations, most significantly related to the clinical development of our product candidates, Betrixaban, PRT4445, PRT2070 and PRT2607;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies market multiples, IPO valuations and other metrics;

•

the estimated likelihood of achieving a liquidity event for the shares of our common stock, such as an IPO or an acquisition of our company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event; and

•	that the options and our common stock are illiquid securities of a private company.

70

Stock options

Information regarding our stock option grants to our employees and non-employees, along with the estimated fair value per share of the underlying common stock, for stock options granted from January 1, 2011 through April [    ], 2013 is summarized as follows:

Grant date	Number of shares of common stock underlying options granted		Exercise price per share of common stock		Estimated fair value per share of common stock
March 23, 2011	4,439,727		$0.85		$0.85
July 13, 2011	2,420,828		0.85		0.85
September 22, 2011	807,640		0.85		0.85
December 15, 2011	841,659		0.70		0.70
March 8, 2012	4,167,602		0.70		0.70
July 18, 2012	776,500		0.70		0.70
September 25, 2012	649,000		0.70		0.70
December 13, 2012	994,889		0.95		0.95
February 27, 2013	2,186,004		0.98		0.98
April [ ], 2013	[	]	[	]	[	](1)

(1)	The exercise price per share of common stock and the estimated fair value per share of common stock represent the determination by our board of directors of the estimated fair value of our common stock as of the date of the grant, taking into consideration various objective and subjective factors, including the conclusions of the most recent contemporaneous independent valuations of our common stock as discussed below. For the April [ ], 2013 grant date, we have determined to use the low end of the price range set forth on the cover page of this preliminary prospectus as the deemed fair value per share of common stock for financial accounting purposes, including determination of the stock-based compensation expense that will be reflected in our financial statements. Based on this deemed fair value per share of common stock, the aggregate intrinsic value of the stock options granted on April [ ], 2013 was $[ ] on the grant date. All other stock options reflected in this table had no intrinsic value on their respective grant dates.

The intrinsic value of all outstanding options as of December 31, 2012 was $        million based on the estimated fair value of our common stock of $        per share, the mid-point of the estimated price range

set forth on the cover page of this prospectus, of which approximately $        million related to vested options and approximately $        million related to unvested options.

March 23, 2011: We obtained a contemporaneous independent valuation of our common stock as of December 31, 2010. The valuation used a risk-adjusted discount rate of 20%, a non-marketability discount of 27% and an estimated time to a liquidity event of 1.25 years. PWERM probabilities were as follows: IPO in the range of 20% to 30%, sale of the company in the range of 15% to 20%, remaining private in the range of 50% to 55% and liquidation in the range of 0% to 10%. Between December 31, 2010 and March 23, 2011, we continued to make progress in our preclinical and clinical product portfolio and agreed to a plan for Merck to return to us all rights to Betrixaban and terminate the exclusive worldwide license agreement, effective September 30, 2011. Our board of directors determined the fair value of our common stock to be $0.85 per share as of March 23, 2011, which was consistent with the conclusion of the December 31, 2010 contemporaneous independent valuation. In

73

0% to 10%. Our board of directors determined the estimated fair value of our common stock to be $0.98 per share as of February 27, 2013, which was consistent with the conclusion of the December 31, 2012 contemporaneous independent valuation.

April [    ], 2013: Between February 27, 2013 and April [    ], 2013, we continued to make progress in our preclinical and clinical product portfolio. In particular, the independent data monitoring committee for our APEX trial met in March 2013 to review interim safety data from the trial and did not raise any issues regarding the trial’s continuation. We obtained a contemporaneous independent valuation as of March 31, 2013. The valuation used a risk-adjusted discount rate of [    ]% and a time to liquidity event of [0.    ] years. PWERM probabilities were as follows: IPO in the range of [    ]% to [    ]%, sale of the company in the range of [    ]% to [    ]%, remaining private in the range of [    ]% to [    ]% and liquidation in the range of 0% to [    ]%. Our board of directors determined the estimated fair value of our common stock to be $[        ] per share as of April [    ], 2013, which was consistent with the conclusion of the March 31, 2013 contemporaneous independent valuation. However, in view of the proximity of the grant date to the proposed initial public offering of our common stock, we have determined that, for financial accounting purposes, we will use a deemed fair value of $[        ] per share of common stock, which represents the low end of the price range set forth on the cover page of this preliminary prospectus.

Estimated price range: Immediately prior to the issuance of this preliminary prospectus, in consultation with the underwriters of this offering, we determined the estimated price range set forth on the cover of this preliminary prospectus, which is $[        ] per share to $[        ] per share. We believe the difference between this estimated price range and the estimated fair value of our common stock as determined by our board of directors in connection with the grant of stock options earlier in 2013 is attributable to several factors, including the following:

•

The estimated price range represents a future price for shares of common stock that will be immediately freely tradable in a public market, whereas the estimated fair value of our common stock at earlier dates represents a contemporaneous estimate of the fair value of illiquid shares that would be expected to remain restricted from public sale for a substantial period of time even after the completion of an initial public offering.

•

The estimated price range was not established until after we received [description of preliminary interim data from the Phase 2 study of PRT4445 to conform to description elsewhere in the preliminary prospectus]. Prior to our receipt of these data, this represented a significant contingency affecting the probability and timing of a liquidity event and, therefore, the fair value of our common stock.

•

The estimated price range reflects a meaningful milestone in the APEX study in March 2013, when the independent data monitoring committee for the study met to review interim safety data from the study and did not raise any issues regarding the study’s continuation.

•	The estimated price range reflects a significant improvement in the relevant market environment.

Income taxes

We file U.S. federal income tax returns and California, Alaska and Massachusetts state tax returns. To date, we have not been audited by the Internal Revenue Service or any state income tax authority.

76